[Mindspeed Technologies, Inc. Letterhead]

March 1, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20549

Re:	Mindspeed Technologies, Inc. Registration Statement on Form S-3 (File No. 333-109525) Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Mindspeed Technologies, Inc. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-3, SEC File No. 333-109525, together with all exhibits thereto (collectively, the “Registration Statement”), effective immediately. The Registration Statement was filed with the Commission on October 7, 2003.

     The Registration Statement registers warrants the Company issued to its former parent company, as well as the Company’s common stock, par value $0.01 per share, issuable upon the exercise of such warrants. The warrants registered pursuant to the Registration Statement are no longer exercisable, and no common stock was ever issued upon exercise of any of such warrants (i.e., no securities were sold in connection with the offering). Accordingly, the Company requests withdrawal of the Registration Statement on the grounds that such withdrawal is consistent with the public interest and the protection of investors. Furthermore, the Company respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use.

     Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Company’s facsimile number is (949) 579-3010. If you have any questions regarding the foregoing application for withdrawal, please contact Craig S. Mordock of Morrison & Foerster LLP at (949) 251-7500.

Sincerely, Mindspeed Technologies, Inc.
/s/ Simon Biddiscombe
By:	Simon Biddiscombe
Senior Vice President, Chief Financial Officer, Secretary and Treasurer